EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce 2012 Q4 and full-year results
and 2013 guidance on February 13, 2013

Toronto, Ontario, January 10, 2013 – Kinross Gold Corporation (TSX: K; NYSE: KGC) plans to release its financial statements and operating results for the fourth quarter and full-year 2012 on Wednesday, February 13, 2013, after market close. The Q4 and full-year release will also include the Company’s full-year guidance for 2013 (including forecast production, cost of sales and capital expenditures), and its mineral reserve and mineral resource statement as of December 31, 2012. In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, February 14, 2013 at 8 a.m. ET to discuss the results, followed by a question-and-answer session.

Kinross’ quarterly reporting schedule for the remainder of 2013 will be as follows:

•
Q1 2013 – Financial statements and operating results will be released on Tuesday, May 7, 2013, after market close. A conference call and audio webcast will be held on Wednesday, May 8, 2013 at 7:45 a.m. ET.

•	Annual Meeting of Shareholders – The meeting will be held on Wednesday, May 8, 2013 at 10 a.m. ET at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada.

•
Q2 2013 – Financial statements and operating results will be released on Wednesday, July 31, 2013, after market close. A conference call and audio webcast will be held on Thursday, August 1, 2013 at 8 a.m. ET.

•
Q3 2013 – Financial statements and operating results will be released on Wednesday, November 13, 2013, after market close. A conference call and audio webcast will be held on Thursday, November 14, 2013 at 8 a.m. ET.

Unless otherwise indicated, the call-in numbers for Kinross’ 2013 quarterly conference calls are as follows:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact
Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

www.kinross.com